Filed by JDN Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

DEVELOPERS DIVERSIFIED REALTY REPORTS A 5.7%
INCREASE IN FFO PER SHARE FOR THE NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2002

CLEVELAND, OHIO, November 1, 2002 - Developers Diversified Realty Corporation (NYSE: DDR), a real estate investment trust ("REIT"), today announced that third quarter 2002 Funds From Operations ("FFO"), a widely accepted measure of REIT performance, on a per share basis was $0.61 (diluted) and $0.62 (basic) compared to $0.60 (diluted) and $0.61 (basic) per share for the same period in the previous year, an increase of 1.7% diluted and 1.6% basic. FFO reached $40.6 million for the quarter ended September 30, 2002, which compares to $34.2 million for 2001.

On a per share basis FFO (diluted) was $1.86 and $1.76 for the nine month periods ended September 30, 2002 and 2001, respectively, an increase of 5.7%. FFO for the nine months ended September 30, 2002 was $121.9 million compared to FFO for the nine month period ended September 30, 2001 of $99.8 million.

Scott A. Wolstein, DDR's chairman and chief executive officer stated, "We are very pleased to report continued strong earnings supported by very positive fundamentals in our core business. Coupled with the dramatic improvement in our financial flexibility evidenced by the positive trends in all of our financial coverage ratios, these strong fundamentals position us for significant earnings growth for the balance of 2002 and through 2003."

Net income for the three month period ended September 30, 2002 was $25.2 million, or $0.28 per share (diluted), compared to third quarter 2001 net income of $20.4 million, or $0.24 per share (diluted). Net income for the nine month period ended September 30, 2002 was $72.4 million, or $0.80 per share (diluted), compared to net income of $72.2 million, or $0.93 per share (diluted) for the prior comparable period. The decrease in per share net income for the nine month period ended September 30, 2002 is primarily attributed to a reduction in gain on sale of real estate of approximately $0.23 per share as compared to the nine month period ended September 30, 2001.

Leasing:

Leasing activity continues to be strong throughout the portfolio. During the third quarter of 2002, the Company executed 79 new leases aggregating approximately 274,000 square feet at an average rental rate of $14.05 per square foot, a 22.8% increase over prior rental rates, and 104 renewals aggregating approximately 470,000 square feet at an average rate of $10.02 per square foot, which represents an increase of 6% over prior rental rates. At September 30, 2002, the average annualized base rent per occupied square foot, including those properties owned through joint ventures, was $10.47, which compares to $9.85 at September 30, 2001.

As of September 30, 2002, the portfolio was 95.9% leased, compared to 95.1% at June 30, 2002 and 95.1% at September 30, 2001. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 96.5% leased. These percentages include tenants for which signed leases have been executed and occupancy has not occurred. Based on tenants in place and responsible for paying rent as of

September 30, 2002, occupancy increased to 94.2% from 93.5% at June 30, 2002. Occupancy as of September 30, 2001 was 95.0%. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 95% occupied at September 30, 2002.

Same store tenant sales performance over the trailing 12 month period within the Company's portfolio remained strong at approximately $244 per square foot for those tenants required to report. Aggregate base and percentage rental revenues relating to Core Portfolio Properties (i.e., shopping center properties owned since January 1, 2001, excluding properties under redevelopment) increased approximately $3.5 million (or 1.7%) for the nine month period ended September 30, 2002, compared to the same period in 2001. Core portfolio properties' NOI increased approximately $3.4 million or (1.7%) for the nine month period ended September 30, 2002, compared to the same period in 2001.

Expansions:

For the nine month period ended September 30, 2002, the Company completed expansions and redevelopments at five shopping centers located in Denver, Colorado; St. Louis, Missouri; Detroit, Michigan; Lebanon, Ohio; and North Olmsted, Ohio at an aggregate cost of approximately $8.0 million. The Company is currently expanding/redeveloping five shopping centers located in Birmingham, Alabama; North Little Rock, Arkansas; Brandon, Florida; North Canton, Ohio; and Taylorsville, Utah at a projected incremental cost of approximately $21.3 million. The Company is also scheduled to commence three additional expansion projects at the shopping centers located in Bayonet Point, Florida; Tiffin, Ohio and Riverdale, Utah.

For the nine month period ended September 30, 2002, the Company's joint ventures completed expansions and redevelopments at four shopping centers located in Atlanta, Georgia; Marietta, Georgia; Overland Park, Kansas; and Maple Grove, Minnesota at an aggregate cost of approximately $9.3 million. The Company's joint ventures are currently expanding/redeveloping five shopping centers located in Schaumburg, Illinois; Leawood, Kansas; Shawnee, Kansas; North Olmsted, Ohio and San Antonio, TX at a projected incremental cost of approximately $9.1 million. The Company's joint ventures are scheduled to commence two additional expansion projects at the shopping centers located in Deer Park, Illinois and San Ysidro, California.

Development (Consolidated):

The consolidated development projects are as follows:

- Phase II of the Meridian, Idaho (a suburb of Boise) shopping center is scheduled to commence construction in 2002, with completion scheduled for 2003.

- The Company commenced construction during 2002 on the central quadrant of the Coon Rapids, Minnesota, Riverdale Village Shopping Center. This development will create an additional 288,000 square feet of retail space.

- The Company broke ground during 2002 on two shopping center developments located in Riverdale, Utah and Long Beach, California.

Development (Joint Ventures):

The Company has joint venture development agreements for five shopping center projects. These five projects have an aggregate projected cost of approximately $190.9 million and are currently scheduled for completion during 2002 and 2003. The projects located in Long Beach, California (City Place) and Austin, Texas are being financed through the Prudential/DDR Retail Value Fund. The other three projects are located in Littleton, Colorado; Coon Rapids, Minnesota and St. Louis, Missouri.

2

Acquisitions:

In July 2002, the Company purchased its partners' 75.25% interest in two shopping center properties, including a 470,000 square foot shopping center located in Plainville, Connecticut for approximately $44.4 million and a 270,000 square foot shopping center located in San Antonio, Texas for approximately $32.1 million.

Additionally, in July 2002, the Company acquired five shopping centers from a third party for approximately $81.8 million. These properties were acquired through a joint venture in which the Company has a 99% interest and the other 1% is owned by an equity affiliate. These shopping centers aggregate 1.0 million square feet and are located in Fort Worth, Texas; Dallas, Texas; Columbia, South Carolina; Birmingham, Alabama and Wichita, Kansas.

Dispositions:

In October 2002, the Company sold a 47,000 square foot shopping center in Columbia, South Carolina for approximately $5.3 million and a 63,000 square foot shopping center in Jacksonville, North Carolina for approximately $6.0 million. Additionally, the Company's Community Center Joint Venture, in which the Company has a 20% interest, sold a 390,000 square foot shopping center in Denver, Colorado for approximately $43 million.

In September 2002, the Company sold a 9,000 square foot shopping center in St. Louis, Missouri (American Plaza) for approximately $2.0 million.

In August 2002, the Company sold a 19,000 square foot shopping center in Ocala, Florida for approximately $0.9 million.

Strategic Transactions:

In October 2002, the Company and JDN Realty Corporation announced entering into a definitive merger agreement pursuant to which JDN shareholders will receive 0.518 shares of DDR in exchange for each share of JDN stock. The transaction values JDN at approximately $1.1 billion, which includes approximately $584 million of assumed debt at the carrying amount and $50 million of preferred stock.

Following the merger, DDR will own or manage approximately 400 retail properties in 44 states comprising approximately 75 million square feet, which includes approximately 15 million square feet of total GLA attributable to JDN. In addition, DDR will acquire 21 properties comprising approximately 7 million square feet of total GLA currently under development by JDN as well as a development pipeline of 17 properties representing 3 million square feet of total GLA with a total estimated cost of $220 million. Upon completion of the transaction, expected in the first quarter of 2003, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds and Klaff Realty, L.P., which was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $236 million. The Company has a 25% interest in the joint venture. In addition, the Company earns fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At September 30, 2002, the portfolio consisted of approximately 117 Service Merchandise retail sites totaling approximately 6.7 million square feet. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee and subsequently the designation rights were transferred to the joint venture.

During the second and third quarters of 2002, the joint venture sold 42 sites and received gross proceeds of approximately $85.4 million. The Company recognized income, net of tax, of approximately $1.7 million relating to the operations of this investment.

Developers Diversified Realty Corporation currently owns and manages approximately 315 retail properties in 43 states totaling over 60 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops, leases and manages shopping centers.

A copy of the Company's Quarterly Supplemental Financial/Operational package is available to all interested parties upon written request at our corporate office to Michelle A. Mahue, Director of Investor Relations, Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, OH 44122.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company's Form on 10-K as of December 31, 2001.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands — except per share data)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,	
	2002	2001	2002	2001
Revenues:				
Minimum rent (A)	$66,674	$58,901	$189,428	$165,191
Percentage and overage rents	812	528	2,285	2,208
Recoveries from tenants	18,580	14,899	51,152	43,739
Ancillary income	510	373	1,196	1,038
Other property related income	615	393	1,189	765
Management fee income	2,427	2,798	7,789	8,816
Development fees	1,236	698	2,042	1,724
Interest income	1,496	1,226	4,056	4,724
Other (B)	159	2,451	4,900	4,898
	92,509	82,267	264,037	233,103
Expenses:				
Operating and maintenance	10,867	8,095	30,135	24,800
Real estate taxes	11,373	9,332	32,279	25,995
General and administrative (C)	6,632	5,907	20,012	17,838
Interest	19,824	20,730	57,984	61,473
Impairment charge	—	2,895	—	2,895
Depreciation and amortization	18,617	16,662	57,215	44,647
	67,313	63,621	197,625	177,648
Income before equity in net income of joint ventures and minority equity investment, minority equity interests, gain on sales of real estate and real estate investments and discontinued operations	25,196	18,646	66,412	55,455
Equity in net income of joint ventures (D)	4,781	4,076	22,398	13,431
Equity in net income of minority equity investment (E)	—	—	—	1,550
Minority equity interests (F)	(5,570)	(5,546)	(16,770)	(15,988)
Gain on sales of real estate and real estate investments	159	3,015	2,988	15,761
Income from continuing operations	24,566	20,191	75,028	70,209
Income (loss) from discontinued operations (G)	611	161	(2,676)	1,967
Net income	$25,177	$20,352	$ 72,352	$ 72,176
Net income, applicable to common shareholders	$18,687	$13,537	$ 51,785	$ 51,729
Funds From Operations ("FFO"):				
Net income applicable to common shareholders	$18,687	$13,537	$ 51,785	$ 51,729
Depreciation and amortization of real estate investments	18,029	16,530	56,237	44,340
Equity in net income of joint ventures	(4,781)	(4,076)	(22,398)	(13,431)
Equity in net income of minority equity investment (E)	—	—	—	(1,550)
Joint ventures' FFO (D)	8,794	7,930	32,145	23,964
Minority equity investment FFO (E)	—	—	—	6,448
Minority equity interests (OP Units)	342	372	1,104	1,147
Impairment charge and (gain) loss on sales of depreciable real estate and real estate investments, net, including discontinued operations	(468)	(3,015)	3,058	(15,761)
Impairment charge	—	2,895	—	2,895
FFO	$40,603	$34,173	$121,931	$ 99,781
Per share data:				
Earnings per common share				
Basic	$ 0.29	$ 0.25	$ 0.82	$ 0.94
Diluted	$ 0.28	$ 0.24	$ 0.80	$ 0.93
Dividends Declared	$ 0.38	$ 0.37	$ 1.14	$ 1.11
Funds From Operations — Basic (H)	$ 0.62	$ 0.61	$ 1.88	$ 1.78
Funds From Operations — Diluted (H)	$ 0.61	$ 0.60	$ 1.86	$ 1.76
Basic — average shares outstanding (thousands)	64,712	55,131	63.395	54,960
Diluted — average shares outstanding (thousands)	65,761	56,009	64,451	55,527

(A) Increases in shopping center base and percentage rental revenues for the nine month period ended September 30, 2002 as compared to 2001, aggregated $24.8 million consisting of $1.4 million related to leasing of core portfolio properties (an increase of 1.1% from 2001), $12.0 million from the acquisition of eleven shopping centers in 2002, $1.1 million relating to developments and redevelopments and $12.4 million from the AIP properties. These increases were offset by a $2.1 million decrease from the sale/transfer of ten properties in 2002 and 2001. Included in the rental revenues for the nine month period ended September 30, 2002 and 2001 is approximately $3.1 million and $3.6 million, respectively, of revenue resulting from the recognition of straight line rents.

(B) Other income for the three month period ended September 30, 2002 and 2001 included approximately $0.2 million and $2.3 million, respectively, in lease termination revenue. Other income for the nine month period ended September 30, 2002 and 2001 included approximately $3.0 million and $4.2 million, respectively, in lease termination revenue. In 2001, the Company also recognized $1.3 million of lease termination revenue, which has been reclassified to income from discontinued operations in the 2001 presentation. Also included in other income for the nine month period ended September 30, 2002 was approximately $2.3 million relating to the sale of development rights to the Wilshire project in Los Angeles, California. Offsetting these revenues for the nine months ended September 30, 2002 was a charge of $0.5 million relating to the write-off of abandoned development projects.

(C) General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the releasing of space, which are charged to operations as incurred. For the nine month periods September 30, 2002 and 2001, general and administrative expenses were approximately 4.40% and 4.30%, respectively, of total revenues, including joint venture revenues, for each period.

(D) The following is a summary of the Company's share of the combined operating results relating to joint ventures (in thousands):

	Three month period ended September 30,		Nine month period ended September 30,	
	2002 (b)	2001 (b)	2002 (b)	2001 (b)
Revenues from operations (a)	$63,380	$57,941	$188,853	$170,582
Operating expenses	21,499	19,489	64,624	53,846
Depreciation and amortization of real estate investments	8,673	9,259	26,194	24,888
Interest expense	18,718	18,482	56,321	55,630
	48,890	47,230	147,139	134,364
Income from operations before gain on sale of real estate and real estate investments	14,490	10,711	41,714	36,218
Gain (loss) on sale of real estate and real estate investments, including discontinue operations	2,420	—	13,697	(97)
Income from discontinued operations	(94)	776	1,509	2,176
Gain on sale of discontinued operations	—	—	15,596	—
Net income	$16,816	$11,487	$ 72,516	$ 38,297
DDR Ownership interests (b)	$ 4,775	$ 4,154	$ 24,103	$ 14,256
Funds From Operations from joint ventures are summarized as follows:				
Net income	$16,816	$11,487	$ 72,516	$ 38,297
(Gain) loss on sale of real estate and real estate investments; including discontinued operations	273	—	(15,075)	97
Depreciation and amortization of real estate investments	8,537	9,873	26,822	26,620
	$25,626	$21,360	$ 84,263	$ 65,014
DDRC Ownership interests (b)	$ 8,794	$ 7,930	$ 32,145	$ 23,964
DDRC Partnership distributions received, net	$ 9,700	$ 7,556	$ 47,854	$ 16,282

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(a)   Revenues for the three month periods ended September 30, 2002 and 2001 included approximately $0.7 million and $1.1 million, respectively, resulting from the recognition of straight line rents of which the Company's proportionate share is $0.2 million and $0.4 million, respectively. Revenues for the nine month periods ended September 30, 2002 and 2001 included approximately $2.5 million and $3.4 million, respectively, resulting from the recognition of straight line rents of which the Company's proportionate share is $0.9 million and $1.2 million, respectively.

(b)   At September 30, 2002 and 2001, the Company owned joint venture interests relating to 49 and 55 shopping center properties, respectively. The Company's share of net income has been reduced by $1.9 million and $0.9 million for the nine month periods ended September 30, 2002 and 2001, respectively, to reflect additional basis depreciation and deferred gain on sale.

(E)   Represented the Company's minority equity investment in AIP which was merged into a wholly owned subsidiary of the Company on May 14, 2001.

(F)   Minority Equity Interests are comprised of the following:

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,	
	2002	2001	2002	2001
Minority interests	$ 458	$ 404	$ 1,355	$ 530
Preferred Operating Partnership Units	4,770	4,770	14,311	14,311
Operating Partnership Units	342	372	1,104	1,147
	$5,570	$5,546	$16,770	$15,988

(G)   The operating results relating to assets sold and held for sale are as follows (in thousands):

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,	
	2002	2001	2002	2001
Revenues	$403	$734	$ 1,543	$3,595
Expenses:				
Operating	195	235	596	623
Depreciation	9	207	370	611
Interest	56	131	195	394
	260	573	1,161	1,628
	143	161	382	1,967
Impairment charge and gain on sales of real estate, net	468	—	(3,058)	—
Income from discontinued operations	$611	$161	$(2,676)	$1,967

(H)   For purposes of computing FFO per share (basic), the weighted average shares outstanding were adjusted to reflect the conversion, on a weighted average basis, of 0.9 million and 1.0 million Operating Partnership Units (OP Units) outstanding at September 30, 2002 and 2001, respectively, into 0.9 million and 1.0 million common shares of the Company for the three month periods ended September 30, 2002 and 2001, respectively, and 1.0 million common shares of the Company for each of the nine month periods ended September 30, 2002 and 2001. The weighted average diluted shares and OP Units outstanding were 66.9 million and 57.1 million for the three month periods ended September 30, 2002 and 2001, respectively, and 65.6 million and 56.6 million for the nine month periods ended September 30, 2002 and 2001, respectively.

7

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands)

Selected Balance Sheet Data:

	September 30, 2002	December 31, 2001
Assets:		
Real estate and rental property:		
Land	$ 487,127	$ 419,261
Buildings	2,093,952	1,869,753
Fixtures and tenant improvements	73,094	60,115
Land under development	21,354	25,539
Construction in progress	122,325	118,997
	2,797,852	2,493,665
Less accumulated depreciation	(392,898)	(351,709)
Real estate, net	2,404,954	2,141,956
Cash	9,227	19,069
Advances to and investments in joint ventures	253,366	255,565
Notes receivable	11,933	5,221
Receivables, including straight line rent	56,951	51,694
Real estate property held for sale, net	7,095	—
Other assets	31,595	23,702
	$2,775,121	$2,497,207
Liabilities:		
Indebtedness:		
Revolving credit facilities:		
Variable rate debt	$ 324,000	$ 201,750
Fixed rate debt	200,000	200,000
Variable rate unsecured term debt	22,120	22,120
Senior unsecured fixed rate debt	307,400	405,827
Senior unsecured variable rate debt	100,000	—
Mortgage and other secured debt	546,866	478,604
	1,500,386	1,308,301
Dividends payable	24,736	22,072
Other liabilities	88,973	82,419
	1,614,095	1,412,792
Minority interests	248,537	250,401
Shareholders' equity	912,489	834,014
	$2,775,121	$2,497,207

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DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(in thousands)

Selected Balance Sheet Data (Continued):

Combined condensed balance sheets relating to the Company's joint ventures are as follows:

	September 30, 2002	December 31, 2001
Land	$ 343,216	$ 374,531
Buildings	1,166,103	1,272,394
Fixtures and tenant improvements	23,813	18,391
Construction in progress	215,083	111,660
	1,748,215	1,776,976
Accumulated depreciation	(148,374)	(140,850)
Real estate, net	1,599,841	1,636,126
Receivables, including straight line rent, net	67,802	51,764
Investment in joint ventures	18,407	21,949
Other assets	71,631	60,778
	$1,757,681	$1,770,617
Mortgage debt (a)	$1,195,537	$1,168,686
Notes and accrued interest payable to DDRC	83,173	80,515
Other liabilities	43,634	46,236
	1,322,344	1,295,437
Accumulated equity	435,337	475,180
	$1,757,681	$1,770,617

(a) The Company's proportionate share of joint venture debt aggregated approximately $400.3 million and $401.1 million at September 30, 2002 and December 31, 2001, respectively.

SOURCE Developers Diversified Realty Corporation

CONTACT: Scott A. Wolstein, Chairman and Chief Executive Officer, +1-216-755-5500, or Michelle A. Mahue, Director of Investor Relations, +1-216-755-5455, both of Developers Diversified Realty Corporation

URL: http://www.ddrc.com

Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.